David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

May 22, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Julie F. Rizzo

Re:WNS Studios, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on April 18, 2012
File Number 333-172050

Dear Ms. Rizzo:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 4 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated May 2, 2012, with reference to Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

●	Describe how and when a company may lose emerging growth company status;
●	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
●	Your election under Section 107(b) of the Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  The prospectus has been revised to disclose that the Company is an emerging growth company as defined in the JOBS Act. The amended Registration Statement has also been revised to describe certain exemptions available to the Company and the Company’s election under Section 107(b) of the JOBS Act. A statement that the Company’s financial statements may not be comparable to companies that comply with public company effective dates has been added to the MD&A as well as to the requested risk factor.

Going Concern Considerations, page 4

2. We note your response to our prior comment 3. While we note your disclosure in the second paragraph of this section that sufficient funds may not be available from external sources and that the lack of sufficient funding could cause you to substantially curtail or cease operations, the third paragraph of this section indicates that you have the ability to borrow up to $126,275 from P&G Holdings, LLC. Please advise as to what appears to be a discrepancy between the statements in the second paragraph of this section and the third paragraph of this section.

Response:  The disclosure has been revised to indicate that the Company presently has sufficient funding as a result of borrowing from P&G Holdings, LLC.

3. We note your disclosure in this section that you have borrowed $27,595 from P&G Holdings LLC. We note disclosure elsewhere in the filing which indicates that you have borrowed $27,933 (on page 26), $26,595 (on page 29) and $28,159 (on page F-8). Please revise throughout your filing for consistency with respect to how much you have borrowed from P&G Holdings LLC or advise.

Response:  The Amendment has been revised to state that the Company had an outstanding loan balance of $33,897 which includes $764 of accrued interest as of April 30, 2012. The $28,159 indicated in the notes to the financial statement on page F-8 differs since it represents the outstanding  loan balance as of February 9, 2012 and not April 30, 2012.

Risk Factors, page 6
If we are unable to obtain additional funding, page 9

4. While we note your response to our prior comment 3, it appears that the language added as the last sentence mitigates the risk discussed in this risk factor. Please revise to delete the last sentence or advise.

Response: The referenced risk factor has been revised to delete the last sentence.

Determination of Offering Price, page 14

5. We note your response to our prior comment 5. Your disclosure about the offering price in the prospectus appears to differ from your response to our prior comment 5. Please revise throughout the filing to state, if true, that selling shareholders will sell their shares at a fixed price of $0.05 per share until such time as the stock is quoted on the OTCBB and then at prevailing market prices or privately negotiated prices or advise. If, however, you will not seek quotation on the OTCBB until this offering is completed, please revise your disclosure to clarify the timing of your planned application for listing on the OTCBB.

Response:  The disclosure has been revised to state that the selling shareholders will sell their shares at a fixed price of $0.05 per share until such time as the stock is quoted on the OTCBB and then at prevailing market prices or privately negotiated prices.

Description of Business, page 20

6. We note your response to our prior comment 6 and reissue in part. Please revise your Description of Business section to describe your competitive position and conditions. In addition, please revise to explain whether you plan to generate revenue from both the production company/studio and authors. Please describe how these payments are usually calculated in the industry for each type of fee or commission. In addition, disclose whether you will be responsible for all or a portion of the production costs. In this regard we note that you have included the “estimated gross production cost each” expense of $1 million on page 23.

Response:  The Amendment has been revised to respond to the Commission’s comments, including to describe the Company’s competitive position and conditions, clarify how revenues will be generated and that the Company is responsible for all of the production costs.

7. Please also advise as to what appears to be a discrepancy between your disclosure in the third paragraph of this section that you plan to generate revenues “from the promotion and syndication of these scripts” and your disclosure in the last sentence on page 22 that revenues will be generated “only through the sales of the finished product.”

Response:  The Company plans to generate revenues through the sales of the finished product. The Amendment has been revised to delete reference to generating revenues from promotion and syndication.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview; Plan of Operation, page 22

8. We note your response to our prior comment 7 and reissue in part. Please revise to discuss the specific steps you intend to take under your plan of operations starting with month 7 through month 24. In addition, please describe your intended sources of funds. Please also revise to explain how you estimated your “film market sales” and “royalties,” and how you projected sales of 2 million DVDs and 5 million cable viewings.

Response:  The Amended has been revised to discuss the Company’s planned operations for month 7 through 24, the Company’s intended source of funds and that the estimated sales and royalties are based upon management’s expectations.

9. We note your response to our prior comment 8 and reissue. Please revise to discuss your liquidity needs on a long-term basis.

Response:   The Amendment includes a description of the Company’s liquidity needs for the next two years and has been revised to state that management currently believes that it will require approximately $2.2 million to produce and market two productions per year thereafter.

Exhibits II-3

10. While we note your response to our prior comment 13, the agreement between WNS Studios and Watermark Studios still appears to be listed in the exhibit index. Please revise to remove the reference to this agreement or advise.

Response:  The Watermark Studios agreement has been deleted from the exhibit index.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Moses Gross